For Immediate Release	Exhibit 99.1

CONTACT:	Investors:
Jay Venkateswaran
Senior VP — Investor Relations
WNS (Holdings) Limited
+1 212 599 6960
ir@wnsgs.com

Media:
Al Bellenchia
The Torrenzano Group
+1 212 681 1700 ext. 156
abellenchia@torrenzano.com
WNS Announcement on First Magnus
MUMBAI, INDIA, and NEW YORK, August 16, 2007 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of offshore business process outsourcing (BPO) services announced today that following its earnings call earlier today it was verbally advised by First Magnus Financial Corporation, one of its customers in the mortgage business, that they expect to stop substantially all work WNS does for them. First Magnus was expected to account for approximately 5% of WNS’s revenue less repair payments for the period between 1 July 2007 and 31 March 2008. WNS expects that this event will have a material adverse impact on its financial performance and the guidance it had issued earlier today. WNS is in the process of evaluating the impact of these events in detail and will release revised guidance as soon as possible.
About WNS
WNS is a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive data, voice and analytical services that are underpinned by our expertise in our target industry sectors. We transfer the execution of the business processes of our clients, which are typically companies located in Europe and North America, to our delivery centers located primarily in India. We provide high quality execution of client processes, monitor these processes against multiple performance metrics, and seek to improve them on an ongoing basis.
Our ADSs are listed on the New York Stock Exchange. For more information, please visit our website at www.wnsgs.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to a slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, a slowdown in the BPO and IT sectors world-wide, competition, the success or failure of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy as well as other risks detailed in our reports filed with the U.S. Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
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